EXHIBIT 1:

VIA UPS NEXT DAY DELIVERY

January 18, 2017

Secretary of the Corporation

MFRI, Inc.

6410 Howard St.

Niles, IL 60714

Dear Sir:

Please find attached a proposal for inclusion in the proxy for the MFRI shareholder’s annual meeting later this year pursuant to the provisions of the SEC Rule 14a-8 (17 CFR 240.14a-8) under the Exchange Act.

Please note that I am submitting this proposal individually but that the proposal has the support of all the members of Strategic Value Partners and that they intend to vote in favor of this proposal. I have held well in excess of $2,000 of MFRI’s stock for greater than one year and fully intend to hold the same through the annual meeting. I have provided statements from E*Trade of one of my several accounts (from December 2015 to December 2016) as evidence of the same.

In terms of the requirements of your bylaws, which are in addition to the SEC requirements, we are supplying the additional information as required in Section 9 (b)(5) of MFRI’s Bylaws:

A.	Name and Address of Such Person:

Carl W. Dinger III

PO Box 897

Berthoud, CO 80513

B.            Class or series and number of shares owned of capital stock of the Corporation which are owned beneficially or of record by such person:

MFRI Common Stock, $0.01 par value per share.

Proposer Carl W. Dinger III owns 156,400 shares beneficially and is the member of a group formed as Strategic Value Partners that owns 440,827 shares. Carl W. Dinger III disclaims beneficial ownership of the shares of the group however is the General Partner of Carousel World LP and has the right to vote those shares as well. All the other members of the group have the right to vote their own shares.

C.            The nominee holder for, and number of, shares beneficially owned but not owned of record by such person:

Please see answer given in B. above.

D.            Whether and to the extent to which any hedging or other transactions or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including but not limited to, any derivative, swap, or short positions, profit interests, options, or borrowed or loaned shares) has been made, the intent or effect of which is to mitigate loss or to manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such person with respect to any share of stock of the Corporation:

None

E.            To the extent known by the stockholder making such proposal, the name and address of any other stockholder supporting such proposal on the date of such stockholder’s proposal:

Other than the proposer, the following stockholder’s all intend to support the proposal as submitted including;

Ashley E. Dinger, Caleigh N. Dinger, and Shelby C. Dinger all of: PO Box 897, Berthoud, CO 80513

Carousel World LP of PO Box 897, Berthoud, CO 80513

Kenneth E. Stroup, JR. of 48 Alexandria Rd., Morristown, NJ 07960.

F.            A description of all arrangements or understandings between or among such persons:

There are no formal understandings between the parties other than the members of Strategic Value Partners believes that management needs to enhance shareholder value via stock repurchases. There are no contracts between the parties as outlined in the 13D and 13D/A filings with the Securities and Exchange Commission.

G.           Whether such person intends to solicit proxies in connection with such Stockholder matter:

Carl W. Dinger III intends to seek support for his proposal via telephonic meetings, direct meetings or via traditional mail communications.

H.            A representation that the stockholder intends to appear in person or by proxy at the meeting to bring such Stockholder Matter before the meeting:

Carl W. Dinger III intends to appear in person at the annual meeting to bring this matter before the annual meeting

Thank you for your attention in this matter.

Sincerely, Carl W. Dinger III, Individually PO Box 897 Berthoud, CO 80513 (973)-819-9923 cwdinger3@gmail.com